Exhibit 99.1

Sol-Gel Announces Reverse Share Split

NESS ZIONA, Israel – May 1, 2025 – Sol-Gel Technologies Ltd. (the “Company”) (NASDAQ: SLGL), a clinical-stage dermatology company, today announced a reverse share split (the “Reverse Split”) of the Company’s issued and outstanding ordinary shares, par value NIS 0.1 per share (the “Ordinary Shares”), at the ratio of 10-for-1, such that each ten (10) Ordinary Shares shall be consolidated into one (1) Ordinary Share.

The Company obtained shareholders’ approval for the Reverse Split at a ratio of between 2:1 and 10:1 at a special meeting of shareholders, which took place on April 1, 2025. The Company’s board of directors then approved the Reverse Split ratio of 10-for-1 on April 9, 2025.

The Reverse Split will become effective at 11:59 p.m. Eastern Time on Friday, May 2, 2025. The first date when the Company’s Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post- reverse split basis is expected to be Monday, May 5, 2025. The Company’s Ordinary Shares will continue to trade on Nasdaq under the symbol “SLGL” with a new CUSIP number M8694L137.

The primary objective of the Reverse Split is to increase the per share market price of the Ordinary Shares to regain compliance with the minimum bid price requirement for continued listing on Nasdaq and maintain the listing of its Ordinary Shares on Nasdaq.

When the Reverse Split is effective, every ten (10) issued and outstanding Ordinary Shares will be combined automatically into one (1) Ordinary Share. The Reverse Split will apply equally to all outstanding Ordinary Shares and each shareholder will hold the same percentage of Ordinary Shares outstanding immediately following the Reverse Split, except for adjustments that may result from the treatment of fractional shares. All fractional shares shall be rounded to the nearest whole Ordinary Share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options or warrants entitling the holders to purchase Ordinary Shares.

In conjunction with the Reverse Split, pursuant to the amended articles of association, the par value of the Company’s Ordinary Shares will be adjusted from 0.1 NIS per share to 1.0 NIS per share, and the share capital will be adjusted from 50,000,000 to 5,000,000 Ordinary Shares.

Equiniti Trust Company, LLC is acting as the exchange agent and transfer agent for the Reverse Split. Shareholders holding their shares electronically in book-entry form are not required to take any action to receive post-split shares.

Additional information regarding the Reverse Split can be found in the Company’s proxy statement furnished to the Securities and Exchange Commission on February 18, 2025.

About Sol-Gel Technologies

Sol-Gel Technologies, Ltd. is a dermatology company focused on identifying, developing and commercializing or partnering drug products for the treatment of skin diseases. Sol-Gel developed TWYNEO which is approved by the FDA for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older; and EPSOLAY, which is approved by the FDA for the treatment of inflammatory lesions of rosacea in adults.

The Company’s pipeline includes Orphan Drug candidate, SGT-610 under investigation for the prevention of new basal cell carcinomas in Gorlin syndrome patients, and also includes topical drug candidate SGT-210 under investigation for the treatment of rare skin keratodermas.

For additional information, please visit www.sol-gel.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to the timing of the reverse share split and the Company’s expectation that the reverse share split will help the Company regain compliance with Nasdaq’s $1.00 minimum bid price requirement. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, delays in regulatory milestones, such as a delay in top-line results for our SGT-610 clinical trial, our ability to enter into further collaborations, lower than anticipated annual revenue income from new collaborations and a delay in the timing of our clinical trials, the success of our clinical trials, and an increase in our anticipated costs and expenses, as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, China, Europe or Israel; and (xv) loss or retirement of key executives and research scientists; (xvi) general market, political and economic conditions in the countries in which the Company operates; and, (xvii) the current war between Israel and Hamas and any deterioration of the war in Israel into a broader regional conflict involving Israel with other parties. These factors and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April [29], 2025, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

Sol-Gel Contact:

Eyal Ben-Or
Chief Financial Officer
info@sol-gel.com
+972-8-9313429